Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended June 30, 2012 of Pengrowth Energy Corporation. The MD&A is based on information available to August 10, 2012.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (“Pengrowth” or the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.

This MD&A contains the results of Pengrowth and one month of results from its subsidiary, NAL Energy Corporation (“NAL”).

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, “MMBtu” refers to million British thermal units, “MW” refers to megawatt and “MWh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2012 production, the proportion of 2012 production of each product type, production additions from Pengrowth’s 2012 development program, royalty expenses, 2012 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates;

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	3

inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (“AIF”), and in Pengrowth’s most recent Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The following describes Pengrowth’s significant critical accounting estimates.

NAL Business Acquisition

In connection with the NAL business acquisition completed on May 31, 2012, values assigned to the various assets and liabilities of NAL were based on internal and third party estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of Cash Generating Units (“CGUs”)

CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. Determination of what constitutes a CGU is subject to management’s judgement. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The recoverability of development and production asset carrying values are assessed at the CGU level. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

4	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

Impairment testing

Impairment testing of property, plant and equipment is completed for each of Pengrowth’s CGUs. Impairment testing is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rates and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt including convertible debt as shown on the Balance Sheet, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations.

Adjusted Net Income or Loss

Management believes that, in addition to net income, Adjusted Net Income or Loss is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity mark to market gains and losses, non-cash gains and losses on investments and unrealized foreign exchange gains and losses that may significantly impact net income from period to period based on movements in future commodity prices and foreign exchange rates.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead. Company-interest is more fully described in the AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	5

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s second quarter results for 2012 are contained within this MD&A.

2012 GUIDANCE INCLUDING NAL AND SECOND QUARTER 2012 FINANCIAL HIGHLIGHTS

On May 31, 2012, Pengrowth acquired all of the issued and outstanding shares of NAL Energy Corporation (“NAL”). The 2012 Guidance has been revised in this MD&A to include the effect of the business acquisition of NAL.

Second quarter results include one month of NAL production and operations.

The following table provides a summary of the 2012 Guidance, including NAL, and actual results for the first six months of 2012:

	Actual			2012
	Q1 2012	Q2 2012	YTD	Guidance (1)
Production (boe/d)	75,618	78,870	77,243	86,000 - 89,000	(2)
Fourth Quarter Production (boe/d)	–	–	–	96,000 - 100,000
Royalty expense (% of sales) (3)	22.8	19.5	21.2	20.0	(3)
Operating expense ($/boe)	13.88	15.29	14.60	13.75	(4)
G&A expense (cash & non-cash) ($/boe)	2.88	2.78	2.83	2.68	(4)
Capital expenditures ($ millions)	153.7	109.2	262.9	525.0	(5)

(1)	This guidance assumes seven months of NAL’s results.

(2)	Full year average.

(3)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(4)	Operating and G&A expense ($/boe) assume the midpoint of production guidance.

(5)	Excludes the portion of capital spent by NAL prior to the business acquisition and capitalized net operating results from Lindbergh.

Second quarter production volumes were impacted by one month of production from the NAL business acquisition. Also in the second quarter, production was lower by 2,500 boe per day (“boe/d”) due to an extended scheduled maintenance outage at Olds and Sable Offshore Energy Project (“SOEP”), and a loss of approximately 1,000 boe/d from conventional gas areas being shut-in for economic reasons.

Year to date 2012 operating expense exceeded per boe guidance primarily due to the impact on expenses and volumes from scheduled maintenance outages at Olds and SOEP, and additional NAL expenses.

Production and related operating and other expenses from the Lindberg pilot are excluded from the table above. Pengrowth includes production revenue and costs associated with the Lindbergh Steam Assisted Gravity Drainage (“SAGD”) project in capital expenditures until commerciality is declared (see Note 4 to the Consolidated Financial Statements for additional information). When commerciality is declared, Pengrowth will record revenue, operating and other expenses in its results subsequent to that date.

Royalty expenses in the second quarter were below guidance due primarily to favourable gas cost allowance (“GCA”) and freehold mineral tax adjustments. Declining commodity prices also led to the royalty rate decrease.

6	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
(monetary amounts in millions, except per boe amounts or as otherwise stated)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production (boe/d)	78,870	75,618	70,958	77,243	72,288
Capital expenditures	$109.2	$153.7	$162.2	$262.9	$302.9
Funds flow from operations (1)	$94.4	$113.6	$151.7	$208.0	$298.5
Operating netback ($/boe) (2)	$20.79	$21.69	$28.97	$21.23	$28.31
Adjusted net (loss) income (3)	$(89.6)	$(5.4)	$30.0	$(95.0)	$65.9
Net income	$31.1	$0.7	$88.5	$31.8	$94.0

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Includes the impact of realized commodity risk management contracts.

(3)	See definition under section “Non-GAAP Financial Measures”.

Funds Flow from Operations

($ millions)	Q1 2012	% Change	Q2 2011	% Change	YTD 2011	% Change
Funds Flow from Operations for comparative period	113.6		151.7		298.5
Change due to:
Volume	24.5	22	62.1	41	82.7	28
Price	(45.3)	(40)	(100.5)	(66)	(119.9)	(40)
Realized gains or losses on risk management contracts	19.5	17	10.0	7	(5.9)	(2)
Other Income	1.3	–	0.1	–	2.3	1
Royalty expense	15.3	13	9.6	6	(7.9)	(3)
Expenses:
Operating	(14.3)	(12)	(18.5)	(12)	(22.5)	(8)
Transportation	(1.0)	(1)	(0.8)	(1)	(0.8)	–
Cash G&A	0.1	–	(0.5)	–	0.8	–
Interest & Financing	(2.9)	(3)	(1.2)	(1)	(1.6)	(1)
Other Expenses including NAL transaction costs	(16.4)	(13)	(17.6)	(12)	(17.7)	(6)
2012 Funds Flow from Operations	94.4	(17)	94.4	(38)	208.0	(31)

Funds Flow from Operations decreased 17 percent and 38 percent in the second quarter of 2012 compared to the first quarter and second quarter of 2011, respectively. The decreases were due to lower prices for both oil and natural gas. Higher operating and other expenses, including $16.8 million in one-time NAL business acquisition costs, also decreased funds flow. Realized gains on commodity risk management contracts, lower royalties and increased revenues from higher oil production partially offset these decreases. Oil sales volumes increased in the second quarter of 2012 however the financial impact was reduced in each of the first two quarters of 2012 by approximately $20.0 million due to the higher discount in the Canadian crude oil price to the WTI benchmark.

Funds Flow from Operations decreased 31 percent in the first six months of 2012 compared to the same period in 2011. The decrease was primarily driven by lower commodity prices for natural gas and higher operating and other expenses, including the previously noted $16.8 million in NAL transaction costs, higher realized losses on risk management contracts and royalties. Partially offsetting these decreases were increased revenues from higher oil production. Although oil sales volumes increased in the first six months of 2012, the financial impact was reduced by approximately $42.2 million due to the higher discount in the Canadian crude oil price to the WTI benchmark.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	7

Net Income and Adjusted Net (Loss) Income

The following table provides a reconciliation of Net Income to Adjusted Net (Loss) Income:

	Three months ended			Six months ended
(monetary amounts in $ millions)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net income	31.1	0.7	88.5	31.8	94.0
Less Non-cash items included in net income:
Unrealized (loss) gain on commodity risk management	90.6	(14.1)	73.0	76.5	4.8
Unrealized foreign exchange (loss) gain	(16.9)	19.1	4.6	2.1	28.1
Gain on acquistion	67.8	–	–	67.8	–
Tax effect on non-cash items above	(20.8)	1.1	(19.1)	(19.6)	(4.8)
	120.7	6.1	58.5	126.8	28.1
Adjusted Net (Loss) Income	(89.6)	(5.4)	30.0	(95.0)	65.9

An Adjusted Net Loss of $89.6 million was recorded in the second quarter of 2012 compared to an Adjusted Net Loss of $5.4 million in the first quarter and Adjusted Net Income of $30.0 million in the second quarter of 2011. The changes in Net Income and Adjusted Net Loss are mainly attributable to $78.3 million in impairment charges and price-driven reductions in Funds Flow from Operations as illustrated below.

For the second quarter of 2012, Pengrowth recorded Net Income of $31.1 million, compared to net income of $0.7 million in the first quarter, representing an increase of $30.4 million. The increase in the second quarter of 2012 was primarily due to gains on unrealized commodity risk management and a gain on acquisition, partly offset by a decrease in funds flow from operations and impairment charges as noted in the tables above.

Pengrowth recorded a decrease in net income of $57.4 million in the second quarter of 2012 compared to the same period in the prior year. The decrease in the second quarter of 2012 was primarily due to a decrease in funds flow, impairment charges and an unrealized foreign exchange loss partly offset by increased unrealized commodity risk management gains and a gain on acquisition as noted above.

For the first six months of 2012, net income decreased by $62.2 million from net income of $94.0 million in the first six months of 2011. The change is primarily due to a decrease in funds flow and impairment charges, partly offset by an increased unrealized commodity risk management gains and a gain on acquisition as noted above.

The following table represents a continuity of Adjusted Net Income or Loss:

	Three Months Ended		Six Months Ended
($ millions)	Q1 2012	Q2 2011	Q2 2011
Adjusted Net (Loss) Income	(5.4)	30.0	65.9
Funds Flow from Operations decrease	(19.2)	(57.4)	(90.6)
DD&A Expense increase	(13.8)	(23.8)	(32.7)
Impairment charges	(78.3)	(78.3)	(78.3)
Other	(1.4)	(0.6)	(3.0)
	(112.7)	(160.1)	(204.6)
Estimated tax reduction on above	28.5	40.5	51.8
Tax rate reduction in prior year	–	–	(8.1)
Q2 and YTD June 30, 2012 Adjusted Net Loss	(89.6)	(89.6)	(95.0)

8	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices:

					Estimated Impact on 12 Month Cash Flow
COMMODITY PRICE ENVIRONMENT (1)			Assumption ($)	Change ($)	($ millions)	Per Share ($)
West Texas Intermediate Oil Price (2) (3)	U.S.$	/bbl	90.00	1.00	15.15	0.03
Heavy Oil (3)	U.S.$	/bbl	90.00	1.00	2.0	0.00
Light Oil (3)	U.S.$	/bbl	90.00	1.00	9.6	0.02
NGL	U.S.$	/bbl	90.00	1.00	3.5	0.01
AECO Natural Gas Price (2) (3)	Cdn$	/mcf	2.80	0.10	7.6	0.01
Natural Gas	Cdn$	/mcf	2.80	0.10	7.6	0.01

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on the twelve-month forward curve at July 31, 2012 and does not include the impact of risk management contracts.

(3)	Includes an average Cdn$ WTI to Edmonton light differential of Cdn$ 9.50 per bbl and a light to heavy differential of Cdn$ 28.00 per bbl.

(4)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on guidance levels contained herein.

BUSINESS ACQUISITION

On May 31, 2012 Pengrowth acquired all issued and outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share (the “Acquisition”). The Acquisition resulted in the issuance of 131.2 million Pengrowth common shares to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. The TSX closing share price on the acquisition date of May 31, 2012, was $7.36 per share.

The transaction was accounted for by the acquisition method based on fair values as follows:

Acquired net assets:	($ millions)
Property, plant and equipment	1,748.0
Derivative instruments	16.2
Inventory	2.5
Convertible debentures	(349.0)
Bank debt	(219.1)
Working capital deficiency	(52.6)
Asset retirement obligations	(47.0)
Deferred tax liability	(65.5)
Gain on acquisition	(67.8)
965.7

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used.

The gain on acquisition amounted to $67.8 million and, is recorded as a separate line item on the Statement of Income. This gain has no basis for tax purposes.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	9

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

In the second quarter of 2012, Pengrowth spent $109.2 million on capital expenditures excluding property acquisitions and dispositions. Approximately 79 percent of capital expenditures were spent on drilling, completions and facilities, with the remaining 21 percent spent on land, seismic and maintenance capital.

	Three months ended			Six months ended
($ millions)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Drilling, completions and facilities (1)	86.0	122.7	134.1	208.7	252.6
Land & Seismic acquisitions (2)	2.1	12.8	12.7	14.9	14.1
Maintenance capital	19.4	18.1	12.1	37.5	29.4
Development capital	107.5	153.6	158.9	261.1	296.1
Other capital (3)	1.7	0.1	3.3	1.8	6.8
Capital expenditures	109.2	153.7	162.2	262.9	302.9
Property acquisitions	15.3	27.1	1.7	42.4	3.1
Proceeds on property dispositions	(0.3)	(2.0)	(5.6)	(2.3)	(5.7)
Capital expenditures including net cash acquisitions	124.2	178.8	158.3	303.0	300.3

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Seismic acquisitions are net of seismic sales revenue.

(3)	Other capital includes equipment inventory and material transfers.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 20 wells (13.1 net) in the second quarter of 2012.

	Q2 2012		Q1 2012		YTD 2012
	Gross	Net	Gross	Net	Gross	Net
Focus Areas (1)
Swan Hills	8	7.9	15	8.2	23	16.1
Lindbergh	–	–	18	18.0	18	18.0
Olds/Garrington/Lochend	3	2.2	4	2.6	7	4.8
Other Areas (1)	9	3.0	31	8.7	40	11.7
Total wells drilled	20	13.1	68	37.5	88	50.6

(1)	Drilling activity reflects both operated and non-operated properties.

10	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

			YTD
($ millions)	Q2 2012	Q1 2012	June 2012
Focus Areas (1)
Swan Hills	46.5	63.2	109.7
Lindbergh	4.3	19.4	23.7
Olds/Garrington/Lochend	23.2	17.3	40.5
	74.0	99.9	173.9
Other Areas	12.0	22.8	34.8
Drilling, completions & facilities	86.0	122.7	208.7
Maintenance	19.4	18.1	37.5
Land & Seismic acquisitions	2.1	12.8	14.9
Other	1.7	0.1	1.8
Net capital expenditures	109.2	153.7	262.9

(1)	Spending amounts reflect the activity for both operated and non-operated properties.

Focus Areas

(Pengrowth references average well test results for certain properties. These results are not necessarily representative of long-term well performance or ultimate recoveries.)

Swan Hills Trend

With a net estimated 2.3 billion barrels of 42° API original oil in place in the Beaverhill Lake formation (Energy Resources Conservation Board estimate), the Swan Hills Trend is the most significant conventional oil resource across Pengrowth’s land base. This extensive carbonate oil reservoir provides Pengrowth with significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, Deer Mountain and Virginia Hills.

During the second quarter, Pengrowth drilled 8 operated wells (7.9 net) in the Swan Hills area. 3 wells were completed, 2 of which were tested and tied-in in during the quarter and had an average five day initial production (“IP”) rate of over 275 boe/d per well. Additional activity during the quarter included bringing on stream 2 operated wells (1.9 net), previously drilled and completed in the first quarter of 2012, with average five day IP rates in excess of 800 boe/d per well.

Pengrowth had up to 3 rigs drilling in the Swan Hills area during the quarter and anticipates that a multi-rig drilling program will continue through the remainder of 2012. Pengrowth had 5 wells awaiting completion and tie-in at quarter end.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Pengrowth’s Lindbergh property, located in the Cold Lake area of Alberta, is 100 percent owned and operated and is targeting the Llyodminster formation, where the bitumen has favourable viscosity characteristics and is in a clean, continuous, high permeability reservoir. Subject to pilot performance and a declaration of commerciality, Lindbergh is expected to provide Pengrowth with the potential to develop a first commercial stage of 12,500 barrels of bitumen per day (“bbpd”) and a final project with up to 30,000 bbpd. This is expected to be low cost, low decline, stable oil production, with a twenty-five year reserve life.

During the quarter, minor facility work was completed wrapping up the construction phase of the pilot project. Pengrowth continued to inject consistently steam into the 2 pilot well-pairs during the circulation phase of operations. In late May, both well pairs were switched to SAGD production, when pumping equipment was installed in the producer wells. In June, the 2 well-pairs produced an average of 650 bbpd each. This early production data is encouraging, with oil quality as expected, clean water being produced and no issues with either emulsion or produced sand.

Pengrowth made certain revisions to its reserves and contingent resources of Lindbergh, details of which are contained in a Material Change Report filed on SEDAR August 10, 2012.

Olds/Garrington/Lochend

The Olds/Garrington/Lochend areas, located in south-central Alberta, are light oil and liquids-rich natural gas plays that offer multi-zone potential from the Cardium, Viking, Elkton and Mannville formations.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	11

In the second quarter, Pengrowth, including one month of NAL activity, drilled 3 gross (2.2 net) operated wells. Additionally 3 gross (1.95 net) wells drilled in the first quarter were completed and tied-in during the second quarter.

Activity continued in the liquids-rich gas program in the Elkton formation, where Pengrowth drilled, completed and tied-in 1 gross (1.0 net) operated well. A well drilled in the first quarter of 2012 was also completed and tied-in. The average five day IP rate for each of these 2 wells was approximately 450 boe/d. In addition to the drilling activity, a major expansion of the central gathering and compression system for the new Elkton drills was completed in the second quarter of 2012.

At the end of the quarter Harmattan, Lochend and Garrington each had an additional well being drilled.

PRODUCTION

	Three months ended						Six months ended
Daily production	June 30, 2012	% of total	Mar 31, 2012	% of total	June 30, 2011	% of total	June 30, 2012	% of total	June 30, 2011	% of total
Light oil (bbls)	26,504	34	22,431	30	20,641	29	24,468	32	20,852	29
Heavy oil (bbls)	6,446	8	6,576	9	6,225	9	6,511	8	6,431	9
Natural gas liquids (bbls)	9,519	12	11,004	14	8,535	12	10,261	13	8,854	12
Natural gas (Mcf)	218,403	46	213,639	47	213,342	50	216,020	47	216,909	50
Total boe per day	78,870		75,618		70,958		77,243		72,288

The above table includes one month of NAL production and excludes production from the Lindberg SAGD project.

Total production increased 4 percent in the second quarter of 2012 compared to the first quarter of 2012. Second quarter volumes were positively impacted by production from the NAL assets acquired on June 1, 2012 which contributed approximately 26,500 boe/d in June, or approximately 8,800 boe/d for the quarter. New wells in Swan Hills and Olds/Garrington/Lochend and optimization efforts also positively impacted second quarter volumes. Offsetting these positive additions was approximately 2,500 boe/d of reduced production due to scheduled maintenance shutdowns, which included a major turnaround at the Olds gas plant and planned maintenance activities at Sable Offshore Energy Project (“SOEP”). In addition, NGL production was approximately 1,500 boe/d lower in the second quarter compared to the first quarter, due to no SOEP condensate shipment in the quarter compared to one shipment in the first quarter and also due to reduced NGL sales at Judy Creek. In western Canada, approximately 1,000 boe/d of gas volumes were shut-in for the second quarter.

Total production increased 11 percent in the second quarter of 2012 and 7 percent in the first six months of 2012 versus the same periods in 2011 due to the positive additions mentioned above, two minor working interest acquisitions (Weyburn and Quirk Creek), and due to the absence of unscheduled production interruptions that occurred during the second quarter of 2011.

Pengrowth’s 2012 production outlook is expected to average daily production volumes between 86,000 and 89,000 boe/d, approximately 55 percent crude oil and liquids and 45 percent natural gas. This estimate includes the impact of seven months of production volumes from the NAL acquisition.

Light Crude Oil

Second quarter 2012 light crude oil production increased by 18 percent from the first quarter of 2012. This increase is mainly attributable to added production from the NAL acquisition, production from new wells in the Swan Hills area, and the results of optimization and upgrades in north eastern British Columbia and Harmattan.

A 28 percent increase in light crude oil production in the current quarter and a 17 percent increase in the first six months of 2012 compared to the same periods in 2011 is due to the NAL acquisition, production from new wells and the results of optimization and upgrades, and the absence of the impact of the major fires and flooding in the Swan Hills area that occurred during the second quarter of 2011.

Heavy Oil

Heavy oil production decreased 2 percent in the second quarter of 2012 compared to the first quarter of 2012 due to well servicing at East Bodo and steam plant maintenance at Tangleflags.

Heavy oil volumes increased by 4 and 1 percent, respectively, for the second quarter and first six months of 2012 compared to the same periods of 2011 as a result of the impact of wells drilled in late 2011, continued polymer flood response and optimization work.

12	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

NGLs

NGL production decreased 13 percent in the second quarter of 2012 compared to the first quarter of 2012 due to the absence of a condensate shipment at SOEP recorded in the first quarter of 2012 and reduced ethane sales from Judy Creek. Partly offsetting the decrease was added production volumes from the NAL acquisition.

For the first six months of 2012, NGL production increased 16 percent compared to the same period in 2011 and volumes increased 12 percent in the second quarter of 2012 versus the same quarter last year. In addition to the added production volumes from the NAL acquisition this increase was driven by additional working interest acquired at Quirk Creek and by the absence of the 2011 turnaround activity at both Carson Creek and Quirk Creek.

Natural Gas

Second quarter natural gas production increased 2 percent compared to the first quarter of 2012 due to added production from the NAL properties which was mostly offset by decreased volumes due to planned maintenance shutdowns at Olds, SOEP and at Harmattan East. In addition approximately 1,000 boe/d of natural gas production was shut-in during the quarter.

Production volumes for the second quarter of 2012 were up 2 percent compared to the same quarter of 2011 and remained relatively unchanged for the first six months of 2012 compared to the same period of 2011 as additional volumes from the NAL acquisition were offset by maintenance shutdowns and production declines.

COMMODITY PRICES

Average Realized Prices

	Three months ended			Six months ended
(Cdn$ unless otherwise indicated)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Light oil (per bbl) (1)	80.86	90.24	98.73	85.16	92.11
after realized commodity risk management (1)	82.09	82.79	92.36	82.41	87.50
Heavy oil (per bbl) (1)	64.57	71.37	76.27	68.00	68.76
Natural gas liquids (per bbl)	56.02	67.31	68.95	62.08	70.21
Natural gas (per Mcf)	1.75	2.20	3.73	1.97	3.83
after realized commodity risk management	1.94	2.33	4.18	2.13	4.27
Average realized price per boe	44.05	48.99	54.91	46.47	52.77
after realized commodity risk management	45.00	47.14	54.41	46.05	52.76
Other production income (1)	0.75	0.59	0.83	0.67	0.56
Total oil and gas sales per boe (1)	45.75	47.73	55.24	46.72	53.32

(1)	Prior periods restated to conform to presentation in the current period.

Average Benchmark prices

	Three months ended			Six months ended
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Edmonton par light oil (Cdn$ per bbl)	84.26	93.24	102.72	88.68	95.71
WTI oil (U.S.$ per bbl)	93.35	103.03	102.34	98.15	98.50
AECO spot gas (Cdn$ per MMBtu)	1.81	2.12	3.89	1.91	3.83
NYMEX gas (U.S.$ per MMBtu)	2.35	2.50	4.38	2.43	4.29
Currency exchange rate ($1 Cdn = $ U.S.)	0.99	1.00	1.03	0.99	1.02

During the second quarter of 2012, WTI benchmark crude oil prices averaged U.S. $93.35 per bbl, a decrease of 9 percent from the first quarter of 2012 and the second quarter of 2011. Canadian benchmark Edmonton par light oil prices averaged $84.26 per bbl during the second quarter, a decline of 10 percent compared to first quarter of 2012 average price of $93.24 per bbl and 18 percent compared to the second quarter of 2011 average price of $102.72 per bbl. Pipeline capacity constraints into the major refining hubs in the United States continued to undermine demand for Canadian crude oil and resulted in the ongoing discounting of Canadian crude oil prices compared to the WTI benchmark price. The discount between the Edmonton-based light sweet crude and the WTI benchmark averaged approximately $10.00 per bbl during the second quarter.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	13

Pengrowth’s average realized price for light oil, after risk management activities, averaged $82.09 per bbl in the second quarter of 2012, a decline of 1 percent compared to the first quarter of 2012 realized price of $82.79 per bbl and 11 percent lower when compared to $92.36 per bbl in the second quarter of 2011. Contributing to the lower realized price versus the first quarter of 2012 was the decline in benchmark oil prices, while the discounting of Canadian crude oil versus the benchmark WTI crude coupled with lower benchmark prices contributed to the lower prices versus the second quarter of 2011.

The downward pressure on natural gas prices continued in the second quarter of 2012, with NYMEX gas averaging $2.35 per MMBtu, a decline of 6 percent and 46 percent compared to the first quarter of 2012 and second quarter of 2011 with average prices of U.S. $2.50 per MMBtu and U.S. $4.38 per MMBtu, respectively. An abundant supply of natural gas, largely attributable to increased production from shale gas plays has resulted in record storage volumes of natural gas.

AECO spot prices declined by 15 percent to $1.81 per MMBtu in the second quarter of 2012, compared to $2.12 per MMBtu in the first quarter of 2012 and a decline of 53 percent from $3.89 per MMBtu during the second quarter of 2011. AECO gas prices continued to trade at a discount to the NYMEX benchmark due to transportation costs required to ship Canadian gas to major delivery points in the United States. Also contributing to the discount is an increase in domestic U.S. natural gas production, which is resulting in a decreased demand for Canadian gas.

Pengrowth’s average realized natural gas price after risk management activities was $1.94 per Mcf during the second quarter of 2012, a 17 percent decline compared to the first quarter of 2012 average realized price of $2.33 per Mcf and a decline of 54 percent compared to the second quarter of 2011 average realized price of $4.18 per Mcf.

The lower realized prices in the second quarter of 2012 were attributable to a lower benchmark price for natural gas when compared to the first quarter. In addition, a lower contribution from realized gas commodity risk management activities reduced prices when compared to the second quarter of 2011 as lower volumes are hedged in 2012 and at a lower hedged price.

Pengrowth’s total average realized price, after risk management activities during the second quarter of 2012 was $45.75 per boe, a 4 percent decrease from the first quarter of 2012 average price of $47.73 per boe and a 17 percent decrease from the second quarter of 2011 average price of $55.24 per boe. The decrease in realized prices from the first quarter is primarily a result of lower benchmark prices for oil and natural gas. The lower realized prices when compared to the second quarter of 2011 are a result of lower benchmark prices, the substantial discounting of Canadian crude oil versus the WTI benchmark prices, decreased natural gas prices coupled with lower natural gas volumes being hedged.

Commodity Risk Management (Losses) Gains

	Three months ended			Six months ended
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Realized
Light oil ($ millions)	3.0	(15.2)	(12.0)	(12.2)	(17.4)
Light oil ($ per bbl)	1.23	(7.45)	(6.37)	(2.75)	(4.61)
Natural gas ($ millions)	3.8	2.5	8.8	6.3	17.3
Natural gas ($ per Mcf)	0.19	0.13	0.45	0.16	0.44
Combined ($ millions)	6.8	(12.7)	(3.2)	(5.9)	(0.1)
Combined ($ per boe)	0.95	(1.85)	(0.50)	(0.42)	(0.01)
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	52.9	(56.1)	2.7	52.9	2.7
Less: Unrealized risk management liabilities at beginning of period ($ millions)	(56.1)	(42.0)	(70.3)	(42.0)	(2.1)
	109.0	(14.1)	73.0	94.9	4.8
Less: Risk management assets, acquired with NAL – May 31, 2012 ($ millions)	18.4	–	–	18.4	–
Unrealized (loss) gain on risk management contracts	90.6	(14.1)	73.0	76.5	4.8

As part of Pengrowth’s risk management strategy, forward price swaps are used to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow. During the second quarter, Pengrowth also acquired swaps, options and collars with the NAL acquisition.

14	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

During the second quarter of 2012, benchmark oil prices fell below the average hedged price achieved through Pengrowth’s oil risk management activities, resulting in a realized risk management gain of $3.0 million, compared to a $15.2 million loss in the first quarter of 2012. In the first six months of 2012 and 2011, benchmark oil prices were higher than our average hedged oil price resulting in respective realized risk management losses of $12.2 million and $17.4 million.

Realized gains from natural gas commodity risk management activities increased to a gain of $3.8 million in the second quarter of 2012, compared to a $2.5 million gain in the first quarter of 2012 due to additional hedged volumes from the NAL acquisition and the falling AECO natural gas price. The primary reason for the lower realized hedging gains in the first six months of 2012 and the same period last year is the decreased hedged volumes in 2012.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

Pengrowth experienced a $90.6 million unrealized gain in the second quarter of 2012, compared to a $14.1 million unrealized loss in the first quarter of 2012. Unrealized gains result when the forward price curve moves lower and the magnitude of the gain is proportional to the movement in the forward price curve. The higher unrealized gains are also a result of the acquired NAL commodity contracts.

As of June 30, 2012, the following commodity risk management contracts were in place:

Crude Oil:
Swaps
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl			Settlement Currency
Financial:
WTI	17,000	Jul 1, 2012 - Dec 31, 2012	$93.23			Cdn
WTI	7,000	Jul 1, 2012 - Dec 31, 2012	$97.36			US
WTI	7,000	Jan 1, 2013 - Dec 31, 2013	$96.73			Cdn
WTI	500	Jan 1, 2013 - Dec 31, 2013	$100.95			US

Collars			Price per bbl
Reference Point	Volume (bbl/d)	Remaining Term	Bought Puts	Sold Calls		Settlement Currency
Financial:
WTI	700	Jul 1, 2012 - Dec 31, 2012	$101.43	$117.66		US

Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Premium (Payable) Received		Settlement Currency
Financial:
WTI bought puts	1,000	Jan 1, 2013 - Dec 31, 2013	$87.83	$(9.15)	Put	Cdn
WTI sold calls	2,500	Jan 1, 2013 - Dec 31, 2013	$110.00	$10.46	Call	US

Extendible Call Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl			Settlement Currency
Financial:
WTI	1,500	Jan 1, 2013 - Dec 31, 2013	$102.30			US

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	15

With respect to extendible call options, the counterparty has the option but not the obligation to buy crude oil from Pengrowth at a pre-determined price and term. The option is exercisable on expiration, December 31, 2012.

Natural Gas:
Swaps
Reference Point	Volume (MMbtu/d)	Remaining Term	Price per MMbtu		Settlement Currency
Financial:
AECO	1,896	Jul 1, 2012 - Oct 30, 2012	$4.36		Cdn
AECO	18,956	Jul 1, 2012 - Dec 31, 2012	$4.29		Cdn
AECO	51,656	Jan 1, 2013 - Dec 31, 2013	$3.21		Cdn
AECO	2,370	Apr 1, 2013 - Oct 1, 2013	$3.11		Cdn

Collars			Price per MMbtu
Reference Point	Volume (MMbtu/d)	Remaining Term	Bought Puts	Sold Calls	Settlement Currency
Financial:
AECO	1,896	Jul 1, 2012 - Dec 31, 2012	$2.50	$3.05	Cdn
AECO	1,896	Jan 1, 2013 - Dec 31, 2013	$2.50	$3.05	Cdn

Power:
Swaps
Reference Point	Volume (MW)	Remaining Term	Price per MWh	Settlement Currency
Financial:
AESO	15	Jul 1, 2012 - Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013- Dec 31, 2013	$74.50	Cdn

Based on the mid-point of our revised 2012 production guidance, the above swap contracts represent approximately 50 percent of estimated 2012 liquids volumes at an average price of $93.93 per bbl and approximately 9 percent of estimated 2012 natural gas volumes at an average price of $4.30 per MMBtu.

In addition, the above oil collar contracts represent approximately 1 percent of estimated total liquids volumes giving Pengrowth the right, if exercised, to sell at a price of $101.43 per bbl or the counterparty the right, if exercised, to purchase at a price of $117.66 per bbl. The above natural gas collar contracts represent approximately 1 percent of estimated total natural gas volumes giving Pengrowth the right, if exercised, to sell at a price of $2.50 per MMBtu or the buyer the right, if exercised, to purchase at a price of $3.05 per MMBtu.

Each Cdn$1 per bbl change in future WTI oil prices results in approximately $7.0 million pre-tax change in the value of the crude contracts, while each Cdn$0.25 per MMBtu change in future natural gas prices results in approximately $6.0 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affect reported net income through the unrealized amounts recorded in the Statement of Income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

If each commodity risk management contract were to settle at the contract price in effect at June 30, 2012, future revenue and cash flow would be $52.9 million higher than if the contracts were not in place based on the estimated fair value of the risk management assets at period end. The $52.9 million is composed of net assets of $47.8 million relating to contracts expiring within one year and net assets of $5.1 million relating to contracts expiring beyond one year. Contracts resulting from the NAL acquisition are denominated in U.S. dollars.

Each Cdn$1 per MWh change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

16	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the Balance Sheet at their fair value and recognizes changes in fair value on the Statement of Income as unrealized commodity risk management gains or losses. There will continue to be volatility in Net Income to the extent that the fair value of commodity contracts fluctuates. However these non-cash amounts do not affect Pengrowth’s operating cash flow.

Realized commodity risk management gains or losses are recorded in oil and gas sales on the Statement of Income and impact cash flow at that time.

In accordance with policies approved by the Board of Directors, Pengrowth may sell forward its production and purchase option contracts by product volume or power consumption as follows:

Percent of Monthly Company Interest Production or estimated Power Consumption	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMBtu per day or 2,500 bbls per day, respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales revenue inclusive of realized commodity risk management activities.

Sales Revenue			Three months ended				Six months ended
($ millions except percentages)	June 30, 2012	% of total	Mar 31, 2012	% of total	June 30, 2011	% of total	June 30, 2012	% of total	June 30, 2011	% of total
Light oil (1)	198.0	60	169.0	51	173.5	49	367.0	56	330.3	47
Heavy oil (1)	37.9	12	42.7	13	43.2	12	80.6	12	80.0	12
Natural gas liquids	48.5	15	67.4	21	53.6	15	115.9	18	112.5	16
Natural gas	38.6	12	45.3	14	81.0	23	83.9	13	167.5	24
Brokered sales/sulphur (1)	5.4	1	4.1	1	5.4	1	9.4	1	7.3	1
Total oil and gas sales (1)	328.4		328.5		356.7		656.8		697.6

(1)	Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales revenue including the impact of realized commodity risk management activities, for the second quarter of 2012 compared to the same period in 2011. The decrease in natural gas and oil prices and reduced gains from natural gas risk management activities are the primary reasons for lower oil and gas sales in the second quarter of 2012. Although the volume of oil sales increased in the second quarter of 2012, the financial impact was reduced by approximately $21.9 million due to the higher discount in the Canadian crude oil price to the WTI benchmark compared to a positive impact of $0.7 million in the same quarter last year. Partially offsetting these price decreases were higher revenues due to increased production in 2012 and increased gains from risk management activities.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (2)	Total (1)
Quarter ended June 30, 2011	173.5	81.0	53.6	43.2	5.4	356.7
Effect of change in product prices and differentials	(43.1)	(39.3)	(11.2)	(6.9)	–	(100.5)
Effect of change in realized commodity risk management activities	15.0	(5.0)	–	–	–	10.0
Effect of change in sales volumes	52.7	1.7	6.2	1.5	–	62.1
Other	(0.1)	0.2	(0.1)	0.1	–	0.1
Quarter ended June 30, 2012	198.0	38.6	48.5	37.9	5.4	328.4

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	17

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales revenue including the impact of realized commodity risk management activity, for the first six months of 2012 compared to the same period in 2011. The decrease in natural gas prices and reduced gains from natural gas risk management activities are the primary reasons for lower oil and gas sales in the first six months of 2012. Although, the volume of oil sales increased in the first six months of 2012 the financial impact was reduced by approximately $42.2 million due to the higher discount in the Canadian crude oil price to the WTI benchmark compared to a reduction $10.5 million in the same six months last year. Partially offsetting these price decreases were higher revenues due to increased production in 2012.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (1) (2)	Total (1)
Six month period ended June 30, 2011	330.3	167.5	112.5	80.0	7.3	697.6
Effect of change in product prices and differentials	(31.0)	(72.8)	(15.2)	(0.9)	–	(119.9)
Effect of change in realized commodity risk management activities	5.1	(11.0)	–	–	–	(5.9)
Effect of change in sales volumes	62.5	0.2	18.6	1.4	–	82.7
Other	0.1	–	–	0.1	2.1	2.3
Quarter ended June 30, 2012	367.0	83.9	115.9	80.6	9.4	656.8

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

ROYALTY EXPENSE

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Royalty expense	62.6	77.9	72.2	140.5	132.6
$ per boe	8.72	11.32	11.18	9.99	10.13
Royalties as a percent of sales (%)	19.1	23.7	20.2	21.4	19.0
Royalties as a percent of sales excluding realized risk management contracts (%)	19.5	22.8	20.1	21.2	19.0

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Second quarter royalty rates decreased 5 percent compared to the first quarter of 2012, as favourable GCA and freehold mineral tax adjustments were recorded. Declining commodity prices also impacted the royalty rate decrease as well as the SOEP annual royalty true-up and gross overriding royalty adjustments.

The higher royalty rate in the first six months of 2012 compared to same period last year is due to the increasing percentage of sales revenues from light oil and natural gas liquids, which attract a higher royalty rate than natural gas. In addition, royalty expense was approximately $5.1 million higher in the first six months of 2012 due to prior period and one-time adjustments made in the first quarter of 2012.

Royalty expenses for 2012 are forecast to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSE

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Operating expense (1)	109.8	95.5	91.3	205.3	182.8
$ per boe	15.29	13.88	14.14	14.60	13.97
(1)	Prior period restated to conform to presentation in the current period.

18	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

Operating expenses in the second quarter of 2012 increased $14.3 million or $1.41 per boe compared to the first quarter of 2012. Included in operating expenses is approximately $11.9 million associated with properties acquired with NAL. Also impacting second quarter operating expenses (and 2,500 boe/d of production) were a number of scheduled maintenance shutdowns, including the major turnaround completed at the Olds gas plant. Partially offsetting these increases were reductions in power costs as a result of lower utility prices and lower subsurface maintenance activities.

Comparing the second quarters of 2012 and 2011 and the first six months of 2012 to the same period of 2011, operating expenses increased $18.5 million and $22.5 million, respectively. Increased operating expenses for both time periods were primarily attributable to one month of NAL operating expenses and the Olds turnaround. Also contributing were costs associated with working interest acquisitions at Weyburn and Quirk Creek, and higher utility costs, partially offset by increased third party income.

2012 operating expenses are forecast to be approximately $440.0 million or $13.75 per boe including the impact from the acquisition of NAL.

TRANSPORTATION COSTS

	Three months ended			Six months ended
($ millions except per bbl and per Mcf amounts)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Light oil transportation (1)	3.9	3.3	3.5	7.2	6.6
$ per bbl	1.63	1.59	1.86	1.62	1.74
Heavy oil transportation (1)	0.7	0.7	0.9	1.4	1.8
$ per bbl	1.13	1.17	1.53	1.15	1.58
NGL transportation	0.2	0.1	–	0.3	–
$ per bbl	0.22	0.13	–	0.17	–
Natural gas transportation	2.0	1.7	1.7	3.7	3.5
$ per Mcf	0.10	0.09	0.09	0.10	0.09
Total	6.8	5.8	6.1	12.6	11.9
$ per boe	0.95	0.84	0.95	0.90	0.91

(1)	Prior period restated to conform to presentation in the current period.

Transportation costs increased 17 percent and 11 percent in the second quarter of 2012 compared to the first quarter of 2012 and the second quarter of 2011 respectively. Higher clean product trucking costs were partially offset by reduced heavy oil and NGLs transportation. In the second quarter of 2012, 8 percent of total transportation costs were due to costs associated with NAL properties.

Light oil transportation increased approximately 18 percent and 11 percent in the second quarter of 2012 compared to the first quarter of 2012 and second quarter of 2011, respectively, primarily due to an increase in Pengrowth’s clean product trucking costs in the non-operated House Mountain area, as a section of the Pembina pipeline was shutdown in the summer of 2011 and remains shutdown.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and the distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statement of Income and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	19

Pengrowth realized an average operating netback of $20.79 per boe in the second quarter of 2012 compared to $21.69 per boe in the first quarter of 2012 and $28.97 per boe in the second quarter of 2011. The decrease in the netback in the second quarter of 2012 compared to the first quarter of 2012 and second quarter of 2011 is primarily due to lower realized commodity prices and higher operating expenses.

The natural gas operating netback declined significantly in the first six months of 2012 compared to the same period last year due to a 50 percent decline in the average realized gas price.

The natural gas netback for the second quarter of 2012 was negative $0.14 per Mcf. Contributing to the negative balance were recent declines in natural gas prices and costs resulting from scheduled turnarounds. Pengrowth’s natural gas netbacks should be viewed in conjunction with NGL netbacks, which were $24.05 per bbl in the second quarter, since virtually all of our natural gas production yields NGLs. When viewed together, the total natural gas and NGL netbacks are significantly positive.

Pengrowth has shut-in approximately 1,000 boe/d of primarily dry natural gas production during the second quarter of 2012 and continues to evaluate shutting in uneconomic fields.

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Six months ended
Combined Netbacks ($ per boe)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Oil & gas sales (1)	45.75	47.73	55.24	46.72	53.32
Royalties	(8.72)	(11.32)	(11.18)	(9.99)	(10.13)
Operating expenses (1)	(15.29)	(13.88)	(14.14)	(14.60)	(13.97)
Transportation costs	(0.95)	(0.84)	(0.95)	(0.90)	(0.91)
Operating netback	20.79	21.69	28.97	21.23	28.31

	Three months ended			Six months ended
Light Oil Netbacks ($ per bbl)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Sales (1)	82.83	83.42	93.17	83.10	88.20
Royalties	(18.54)	(20.70)	(21.83)	(19.53)	(19.81)
Operating expenses (1)	(17.05)	(16.60)	(18.87)	(16.84)	(17.57)
Transportation costs (1)	(1.63)	(1.59)	(1.86)	(1.62)	(1.74)
Operating netback(1)	45.61	44.53	50.61	45.11	49.08

	Three months ended			Six months ended
Heavy Oil Netbacks ($ per bbl)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Sales (1)	64.57	71.37	76.27	68.00	68.76
Royalties	(10.46)	(14.82)	(18.54)	(12.66)	(13.68)
Operating expenses (1)	(16.96)	(15.98)	(21.98)	(16.47)	(17.23)
Transportation costs (1)	(1.13)	(1.17)	(1.53)	(1.15)	(1.58)
Operating netback(1)	36.02	39.40	34.22	37.72	36.27

	Three months ended			Six months ended
NGLs Netbacks ($ per bbl)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Sales	56.02	67.31	68.95	62.08	70.21
Royalties	(15.54)	(22.10)	(17.95)	(19.06)	(16.88)
Operating expenses (1)	(16.21)	(12.95)	(14.86)	(14.46)	(14.12)
Transportation costs(1)	(0.22)	(0.13)	–	(0.17)	–
Operating netback(1)	24.05	32.13	36.14	28.39	39.21

20	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

	Three months ended			Six months ended
Natural Gas Netbacks ($ per Mcf)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Sales (1)	2.12	2.47	4.38	2.29	4.39
Royalties (2)	0.09	(0.24)	(0.35)	(0.07)	(0.38)
Operating expenses (1)	(2.25)	(2.01)	(1.76)	(2.13)	(1.92)
Transportation costs	(0.10)	(0.09)	(0.09)	(0.10)	(0.09)
Operating netback(1)	(0.14)	0.13	2.18	(0.01)	2.00

(1)	Prior period restated to conform to presentation in the current period.

(2)	Gas royalty expense for the three months ended June 30, 2012 was positively impacted by lower price-driven royalties and GCA and other prior period adjustments.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash G&A expense	16.3	16.4	15.8	32.7	33.5
$ per boe	2.27	2.39	2.45	2.33	2.56
Non-cash G&A expense	3.7	3.4	3.5	7.1	6.6
$ per boe	0.51	0.49	0.54	0.50	0.50
Total G&A	20.0	19.8	19.3	39.8	40.1
$ per boe	2.78	2.88	2.99	2.83	3.06

Second quarter cash general and administrative expenses were essentially unchanged compared to the first quarter of 2012. Cash G&A expenses for the first six months of the year were lower compared to the same period last year as 2011 costs included non-recurring items associated with the corporate conversion and were partly offset by higher professional services costs in 2012.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (“LTIP”). See Note 10 to the Consolidated Financial Statements. The compensation costs associated with these plans are expensed over the applicable vesting period.

2012 G&A expense guidance is $2.68 per boe including non-cash G&A costs of approximately $0.49 per boe.

OTHER (EXPENSES) INCOME

Second quarter other expenses include $16.8 million in NAL business acquisition costs.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Depletion, depreciation and amortization	127.0	113.2	103.2	240.3	207.6
$ per boe	17.70	16.45	15.98	17.09	15.86
Accretion	4.7	4.2	3.8	8.9	7.7
$ per boe	0.66	0.61	0.59	0.64	0.59

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method, based on proved plus probable reserves and the dollar value of the property, plant and equipment asset base.

The increase in depletion expense in the second quarter of 2012 compared to the first quarter of 2012 and the second quarter of 2011 is mainly due to an additional month of depletion recorded on property, plant and equipment from the NAL acquisition. This increase was partially offset by a decrease in depletion expense on Pengrowth’s previously existing assets.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	21

Depletion expense for the first six months of 2012 compared to the same period last year also increased in large part due to an additional month of depletion recorded on property, plant and equipment from the NAL acquisition. The increase was also due to higher capital spending relating to Pengrowth’s previously existing assets.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (“ARO”) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion expense increased in the second quarter due to the ARO acquired with NAL.

IMPAIRMENTS

Pengrowth tested its predominantly gas CGUs for impairment at June 30, 2012 as a result of declining forward price estimates for natural gas. Of the CGUs tested, only one was impaired. Pengrowth recognized a $30.0 million pre-tax impairment charge on the producing portion of the Groundbirch CGU as the carrying value exceeded the fair value at June 30, 2012. Fair value was determined based on the total proved plus probable reserves estimated by Pengrowth’s independent reserves evaluator using the July 1, 2012 commodity price forecast of Pengrowth’s independent reserves evaluator discounted at a market rate. See Note 3 to the Consolidated Financial Statements for more details.

Pengrowth also recognized a $48.3 million pre-tax impairment of the Horn River E&E assets at June 30, 2012. During the quarter, it was determined that there would be no additional capital spending at Horn River, which will result in the expiry of the majority of Pengrowth’s existing leases in the area. As a result, the carrying value of the Horn River E&E assets was written down to nil. See Note 4 to the Consolidated Financial Statements for more details.

INTEREST RATE CONTRACTS

The following floating to fixed interest rate swap contracts, acquired with NAL, were outstanding at June 30, 2012. Under all contracts, Pengrowth pays a fixed rate and receives a floating rate, the Canadian three month Bankers Acceptance CDOR (“Canadian Depository Offered Rate”), on the notional amounts.

Remaining Term	Notional Monthly Amount (Cdn $ millions)	Fixed Interest Rate (%)
Jul 1, 2012 - Jan 31, 2013	22.0	1.39
Jul 1, 2012 - Mar 31, 2013	28.0	1.86
Jul 1, 2012 - Jan 31, 2014	22.0	1.51
Jul 1, 2012 - Mar 31, 2014	28.0	1.96

The fair value of the interest rate derivative contracts has been included on the Balance Sheet with changes in the fair value reported on the Statement of Income as part of interest and financing charges. See Note 13 to the Consolidated Financial Statements for additional information.

At June 30, 2012, if interest rates had been 1 percent lower, with all other variables held constant, net income for the six months ended June 30, 2012 would have been $0.7 million lower, due to the fair value of the derivatives contracts. An equal and opposite effect would have occurred to net income had interest rates been 1 percent higher.

INTEREST AND FINANCING CHARGES

	Three months ended			Six months ended
($ millions)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Interest and Financing charges	20.0	17.1	18.8	37.1	35.5

At June 30, 2012, Pengrowth had approximately $1.8 billion in total debt composed of $1.5 billion long term debt and $0.3 billion of convertible debentures. The majority of the debt consists of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 6.3 percent, drawings from Pengrowth’s syndicated bank facility which is subject to prevailing market rates and convertible debentures with coupons of 6.25 and 6.75 percent. At June 30, 2012, Pengrowth’s floating rate cost of funds on the bank facility was approximately 3 percent.

As result of additional debt assumed with the NAL acquisition, interest and financing charges were $2.9 million higher in the second quarter of 2012 than the first quarter of 2012. Pengrowth drew additional funds on its syndicated credit facility during the month of June to repay NAL’s bank facility resulting in a $1.7 million increase in interest expense. The addition of the convertible debentures contributed $1.2 million of net interest expense to interest and financing charges. The increase in interest expense in the second quarter of 2012 compared to the same quarter of 2011 reflects the higher debt levels outstanding this year as compared to the second quarter of 2011.

22	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $7.6 million and $10.2 million for the three and six month periods ended June 30, 2012, respectively. The principal reason for the deferred tax reduction in the second quarter, despite positive income before tax, is that the $67.8 million gain on acquisition is not taxable. Comparatively, for the same periods ended June 30, 2011, deferred tax expenses of $31.2 million and $20.0 million were recorded, respectively. No current income taxes were paid by Pengrowth in the second quarter of 2012. See Note 8 to the Consolidated Financial Statements for additional information.

FOREIGN EXCHANGE CONTRACTS

The following foreign exchange contracts acquired with NAL were outstanding at June 30, 2012. Unless stated otherwise all transactions reference the Canadian/U.S. foreign rates and settle against the Bank of Canada monthly average noon rate. Each transaction requires Pengrowth to sell the notional U.S. dollars per the terms of each contract.

Swaps
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ millions)	Fixed Rate ($ 1 Cdn = $ U.S.)
Swap	Jul 1, 2012 - Dec 31, 2012	3.5	0.99

A swap transaction allows Pengrowth to pay a fixed foreign exchange rate while receiving a floating rate.

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ millions)	Option Payout Range ($ 1 Cdn = $ U.S.)	Daily Premium ($ 000’s)
Option	Jul 1, 2012 - Dec 31, 2012	2.0	0.97 - 1.08	2.0
Option	Jan 1, 2013 - Dec 31, 2013	2.0	0.87 - 1.08	2.0

For each business day that the Bank of Canada noon rate settles outside of the option payout range, Pengrowth foregoes the premium for that day. When the Bank of Canada monthly average noon rate falls below the lower payout range, Pengrowth is obligated to sell the notional monthly amount at the lower rate.

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ millions)	Option Fixing Range ($ 1 Cdn = $ U.S.)
Option	Jul 1, 2012 - Dec 31, 2012	1.0	0.96 - 1.03

When the Bank of Canada monthly average noon rate falls outside of the option fixing range, Pengrowth sells the notional monthly amount at the upper boundary for that month. If the Bank of Canada monthly average noon rate falls within the option fixing range no obligation exists.

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ millions)	Fade In Price ($ 1 Cdn = $ U.S.)	Average Strike Price ($ 1 Cdn = $ U.S.)	Participation Price ($ 1 Cdn = $ U.S.)
Option	Jul 1, 2012 - Dec 31, 2012	6.0	1.09	1.00	0.96
Option	Jan 1, 2013 - Dec 31, 2013	1.0	1.11	0.93	0.87

If the Bank of Canada monthly average noon rate is below the participation price, or between the strike and fade in price, Pengrowth sells the notional amount at the strike price for that month. Alternatively, if the Bank of Canada monthly average noon rate rises above the fade in price, or between the strike and participating price, no transaction exists for that month.

The fair value of foreign exchange derivative contracts has been included on the Balance Sheet with changes in the fair value reported on the Statement of Income as an unrealized foreign exchange gain (loss). See Note 13 to the Consolidated Financial Statements for additional information.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	23

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Six months ended
($ millions)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Unrealized foreign exchange (loss) gain on U.S. dollar denominated debt	(18.8)	17.6	4.6	(1.2)	27.1
Unrealized foreign exchange (loss) gain on U.K. pound sterling denominated debt	0.1	(0.8)	0.4	(0.7)	0.2
	(18.7)	16.8	5.0	(1.9)	27.3
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	1.9	2.2	(0.4)	4.1	0.8
Total Unrealized foreign exchange (loss) gain	(16.8)	19.0	4.6	2.2	28.1
Realized foreign exchange loss	(0.3)	(0.1)	(0.2)	(0.4)	(0.3)

Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of the foreign denominated long term debt and are included in Net Income. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another.

The total unrealized foreign exchange loss on foreign denominated debt in the second quarter was $18.7 million, compared to an unrealized foreign exchange gain of $16.8 million and $5.0 million in the first quarter of 2012 and the second quarter of 2011, respectively. The unrealized foreign exchange loss this quarter compared to the first quarter and second quarter of 2011 was mainly the result of weakening of the Canadian dollar relative to the U.S. dollar since March 31, 2011.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar reduces oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS (ARO)

($ millions)	Jan 1, 2012 to June 30, 2012	Jan 1, 2011 to Dec 31, 2011	Change
ARO, opening balance	660.9	447.1	213.8
Assumed in NAL acquisition	47.0	–	47.0
Revisions due to discount rate changes (1)	178.6	206.6	(28.0)
Expenditures on remediation	(10.6)	(21.9)	11.3
Accretion and Other	33.9	29.1	4.8
ARO, closing balance	909.8	660.9	248.9

(1)

2012 amount relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balance assumed from NAL. 2011 amount relates to reductions in the risk free rate during the year. The offset to the revisions is recorded in property, plant and equipment.

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

For the first six months of 2012, Pengrowth’s ARO liability increased by $248.9 million including the impact of the discount rate reduction on the acquired NAL ARO. The increase is mainly due to the additional ARO liabilities assumed as a result of the NAL acquisition.

Pengrowth has estimated the net present value of its total ARO to be $909.8 million as at June 30, 2012 (December 31, 2011 – $660.9 million), based on a total escalated future liability of $2.5 billion (December 31, 2011 – $1.8 billion). These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077. A risk free discount rate of 2.5 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO.

24	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

ACQUISITIONS AND DISPOSITIONS

On May 31, 2012, Pengrowth completed the acquisition of NAL which has provided the Corporation with an expanded asset base of conventional and unconventional opportunities in leading western Canadian light oil plays, with an inventory of over 730 locations, across the Swan Hills Trend, the central Alberta Cardium and southeast Saskatchewan.

In the second quarter, Pengrowth also completed the acquisition of additional producing properties in the Sawn Lake area for approximately $15.5 million.

During the first quarter of 2012, Pengrowth exercised rights of first refusal in the Quirk Creek Field and the Weyburn Unit, increasing its working interest in each. The purchase prices were $13.5 million and $12.3 million net of adjustments, respectively.

WORKING CAPITAL

The working capital deficiency at June 30, 2012 was $215.1 million, compared to $137.3 million at December 31, 2011 and $116.8 million at June 30, 2011. The increased deficiency at June 30, 2012 is primarily due to the inclusion of the current portion of long term debt of U.S. $50 million due April 2013 and the current portion of the NAL convertible debentures due August 2012 of $59.9 million.

FINANCIAL RESOURCES AND LIQUIDITY

As at:	June 30, 2012	Dec 31, 2011	June 30, 2011
($ millions)
Term credit facilities	474.0	–	155.0
Senior unsecured notes	958.9	1,007.7	958.4
Long term debt	1,432.9	1,007.7	1,113.4
Working capital deficiency including current portion of debt and convertible debentures	215.1	137.3	116.8
Total debt excluding long term portion of convertible debentures	1,648.0	1,145.0	1,230.2
Convertible debentures	237.5	–	–
Total debt (1)	1,885.5	1,145.0	1,230.2

Twelve months trailing:	June 30, 2012	Dec 31, 2011	June 30, 2011
Net income	22.4	84.5	86.6
Add:
Interest and financing charges	77.6	75.9	72.2
Deferred tax (recovery) expense	(7.8)	22.3	180.7
Depletion, depreciation, amortization and accretion	487.4	453.5	439.9
Impairment of assets	105.7	27.4	–
Other non-cash expenses (income)	(76.2)	34.8	(121.7)
EBITDA	609.1	698.4	657.7
Total debt excluding convertible debentures to EBITDA	2.7	1.6	1.9
Total debt to EBITDA (3)	3.1	1.6	1.9
Total Capitalization excluding convertible debentures (1)	5,906.8	4,492.3	4,283.8
Total Capitalization (2)	6,144.2	4,492.3	4,283.8
Total debt excluding convertible debentures as a percentage of total capitalization (2)	27.9%	25.5%	28.7%
Total debt as a percentage of total capitalization	30.7%	25.5%	28.7%

(1)	Total debt includes working capital deficit (excess) and convertible debentures.

(2)	Total capitalization includes total outstanding debt plus Shareholders’ Equity.

(3)	The ratio in the table only includes one month of cash flow from the NAL acquisition. Including the prior eleven months of NAL cash flow would result in a Debt-to-EBITDA ratio of approximately 2.2x.

At June 30, 2012, total debt increased by $740.5 million and $655.3 million from December 31, 2011 and June 30, 2011 respectively. The increase in the term credit facilities and the addition of convertible debentures is in connection with the NAL acquisition as well

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	25

as lower operating cash flow. The weakening of the Canadian dollar increased the Canadian equivalent of the US denominated senior unsecured notes by $1 million from year end. The increase in debt resulted in a trailing twelve months Total Debt to EBITDA ratio at June 30, 2012 of 3.1x (including only one month of NAL cash flow). Including the prior eleven months of NAL cash flow would result in a Debt-to-EBITDA ratio of approximately 2.2x.

Pengrowth remains committed to ensuring its financial sustainability in the face of a declining commodity price environment and continued weakness in Canadian commodity prices, coupled with the global macro-economic headwinds. In conjunction with the NAL acquisition, Pengrowth announced a reduction in 2012 development capital spending of $200 million. Pengrowth took additional measures to maintain its financial flexibility by reducing its monthly dividend from $0.07 per share to $0.04 per share, effective with the August 15, 2012 dividend. In addition, Pengrowth expects to divest of its approximate 10% interest in Weyburn, or 2,500 boe/d of production. These measures are intended to safeguard Pengrowth’s financial and balance sheet strength, provide additional flexibility and generate additional funding to support the Lindbergh SAGD project.

Term Credit Facilities

Pengrowth maintains a $1.0 billion revolving credit facility which was drawn by $474 million in borrowings and approximately $24 million in outstanding letters of credit at June 30, 2012. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on November 29, 2015 and can be extended at Pengrowth’s discretion any time prior to maturity subject to syndicate approval.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At June 30, 2012 this facility was undrawn but reduced by approximately $1 million of outstanding letters of credit. When utilized together with the amount of outstanding cheques, this facility appears on the Balance Sheet as Bank indebtedness.

Together, these two facilities provided Pengrowth with approximately $547 million of available credit capacity at June 30, 2012, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at June 30, 2012. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt (excluding working capital) must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition as with the NAL business acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma Consolidated Financial Statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Breaching a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 17 to the December 31, 2011 audited Financial Statements.

26	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

Convertible Debentures

As a result of the NAL acquisition, Pengrowth assumed $348.9 million of subordinated convertible debentures, which were issued in three different series. These debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

Pengrowth was required to make offers to purchase all of the outstanding NAL 6.75% Debentures and NAL 6.25% Series A Debentures at a price equal to 101% of the respective principal amounts plus accrued and unpaid interest, and all of the outstanding NAL 6.25% Series B Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest. As a result, on June 22, 2012, Pengrowth purchased $50.5 million of debenture principal for $52.1 million, which included accrued interest of $0.9 million and a premium of $0.7 million.

The convertible debentures are classified as debt on the Balance Sheet, and the remaining debt premium accretes over time to the principal amount owing on maturity. No value has been ascribed to equity (through the conversion feature) as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

The following table summarizes each Series as well as the activity associated with the convertible debentures from the date of acquisition, to June 30, 2012:

Series	6.75%	Series A-6.25%	Series B-6.25%	Total
Maturity Date	Aug 31, 2012	Dec 31, 2014	Mar 31, 2017
Conversion Price (per Pengrowth Share)	$12.04	$14.19	$8.51
($ millions)
Balance, June 1, 2012	80.5	117.6	150.8	348.9
Redeemed	(20.2)	(17.1)	(13.2)	(50.5)
Premium Released upon redemption	(0.2)	(0.4)	(0.1)	(0.7)
Premium accretion	(0.2)	(0.1)	–	(0.3)
Balance, June 30, 2012	59.9	100.0	137.5	297.4

Current	59.9	–	–	59.9
Long term	–	100.0	137.5	237.5
	59.9	100.0	137.5	297.4

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price as determined by the plan. Pengrowth also has a Premium Dividend™ program.

During the three months ended June 30, 2012, 4.7 million shares were issued for cash proceeds of $37.4 million under the DRIP (including the Premium Dividend™) program compared to 3.3 million shares issued for cash proceeds of $31.7 million in the first quarter.

Pengrowth does not have any off Balance Sheet financing arrangements.

FINANCIAL INSTRUMENTS

Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the audited December 31, 2011 Financial Statements for a description of the accounting policies for financial instruments and Note 13 to the unaudited June 30, 2012 Consolidated Financial Statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	27

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, Net Income and dividends declared with the excess (shortfall) over dividends and Payout Ratio:

	Three months ended			Six months ended
($ millions, except per share amounts)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Funds flow from operations	94.4	113.6	151.7	208.0	298.5
Net income	31.1	0.7	88.5	31.8	94.0
Dividends declared	86.3	76.1	68.9	162.5	137.5
Per share	0.21	0.21	0.21	0.42	0.42
Excess of funds flow from operations less dividends declared	8.1	37.5	82.9	45.5	161.1
Per Share	0.02	0.10	0.25	0.12	0.49
(Shortfall) surplus of net income less dividends declared	(55.2)	(75.4)	19.7	(130.7)	(43.5)
Per Share	(0.13)	(0.21)	0.06	(0.34)	(0.13)
Payout Ratio (1)	91%	67%	45%	78%	46%

(1)	Payout Ratio is calculated as dividends declared divided by funds flow from operations.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of Funds Flow from Operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 13 to the June 30, 2012 Consolidated Financial Statements.

As part of Pengrowth’s financial management structure, a DRIP and a Premium DividendTM program have been implemented. The following table provides the net payout ratio when the proceeds of these plans are accounted for to reflect Pengrowth’s net cash outlay.

	Three months ended			Six months ended
($ millions, except per share amounts)	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Proceeds from Dividend Reinvestment and Premium DividendTM Plans	37.4	31.7	15.6	69.1	24.7
Per Share	0.09	0.09	0.05	0.18	0.08
Net Payout Ratio (1)	52%	39%	35%	45%	38%

(1)	Net Payout Ratio is calculated as dividends declared net of proceeds from Dividend Reinvestment and Premium DividendTM plans divided by funds flow from operations.

The board of directors regularly reviews the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Dividends are generally paid to shareholders on or about the fifteenth day of the month. Pengrowth paid $0.07 per share in each month of April, May and June 2012, for an aggregate cash dividend of $0.21 per share. Aggregate cash dividends for both the first and second quarters of 2012 were $0.42 per share.

Pengrowth previously announced that effective with the dividend payable on August 15, 2012 the dividend was reduced to $0.04 per share.

28	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2012, 2011 and 2010.

2012	Q1	Q2
Oil and gas sales ($ millions)	328.5	328.4
Net income (loss) ($ millions)	0.7	31.1
Net income (loss) per share ($)	–	0.08
Net income (loss) per share - diluted ($)	–	0.07
Funds flow from operations ($ millions)	113.6	94.4
Dividends declared ($ millions)	76.1	86.3
Dividends declared per share ($)	0.21	0.21
Daily production (boe)	75,618	78,870
Total production (Mboe)	6,881	7,177
Average realized price ($ per boe)	47.14	45.00
Operating netback ($ per boe)	21.69	20.79

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	–	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($ per boe)	51.15	54.41	52.68	54.28
Operating netback ($ per boe)	27.64	28.97	27.15	29.99

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	362.7	340.8	320.3	344.9
Net income (loss) ($ millions)	139.0	18.2	144.6	(152.0)
Net income (loss) per share ($)	0.48	0.06	0.49	(0.47)
Net income (loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds flow from operations ($ millions)	161.5	175.5	149.3	139.9
Dividends declared ($ millions)	61.0	61.2	65.3	45.1 (1)
Dividends declared per share ($)	0.21	0.21	0.21	0.14 (1)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe)	52.79	49.17	47.39	49.34
Operating netback ($ per boe)	28.24	27.75	26.64	25.02

(1)	Reflects one month less of distribution as a result of the corporate conversion.

Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow.

In addition to natural decline, production changes over these quarters were a result of production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	29

forest fires and unscheduled maintenance in the third quarter of 2010 partly offset by the Monterey acquisition in the third quarter of 2010. Production increased in the second quarter of 2012 primarily as a result of the inclusion of one month production from the NAL acquisition on May 31, 2012.

Quarterly Net Income (Loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gains on investments, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Funds flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principle source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices, particularly at natural gas fields with minimal liquids content as natural gas prices continue to decline.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss, as well as affecting the ability to maintain the current dividends, spend capital and meet obligations.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs, and the availability of capital and the book value of Pengrowth’s ARO.

•

Breaching a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•	Uncertainty in international financial markets could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust operational practice, increase compliance and incur additional cost as a result.

30	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines, storage capacity and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	Availability of specialized equipment and goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by equipment failures and certain weather conditions, including floods, spring breakup, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase.

•	During times of increased activity it may be more difficult to hire and retain staff and the cost for certain skills may increase.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates. Those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for Steam Assisted Gravity Drainage (“SAGD”) projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•

The performance and results of a SAGD project such as Lindbergh are dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a SAGD project.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely affected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	31

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•	As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

OUTLOOK

Pengrowth currently anticipates a 2012 capital program, excluding acquisitions, of $525 million, focused on development of oil and liquids rich gas plays in Swan Hills, Olds/Garrington/Lochend and at the Lindbergh SAGD project.

Execution of Pengrowth’s 2012 capital program is expected to generate full year average production of between 86,000 and 89,000 boe/d. Fourth quarter production is expected to be between 96,000 and 100,000 boe/d.

Forecast operating expenses for 2012 are $13.75 per boe.

Total G&A costs for 2012 are expected to be $2.68 per boe included in Pengrowth’s 2012 G&A forecast are non-cash G&A costs of approximately $0.49 per boe.

FUTURE CHANGES IN ACCOUNTING POLICIES

There were no significant changes during the second quarter 2012 to the future accounting policies that were described in the December 31, 2011 annual audited Financial Statements (refer to Note 3 in the 2011 annual Financial Statements for information on future accounting pronouncements).

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended June 30, 2012, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. As permitted, Pengrowth’s evaluation specifically excluded the disclosure controls and procedures and the internal controls over financial reporting for the recently acquired NAL. Other than the above, Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than three hundred and sixty five days before June 30, 2012 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s Financial Statements. During the interim period ended June 30, 2012, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

32	PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH Second Quarter 2012 Management’s Discussion & Analysis	33